UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ⌧

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2022 Results

Consolidated
•	Net Revenue grew by 3.6% and Operating Segment Income (“OSI”) declined by 6.7%.
•	Excluding World Cup related costs amortized in the third quarter, OSI would have fallen by 3.1%.

Cable
•	Ended the quarter with 18.7 million homes passed with our network.
•	Net-adds of approximately 339 thousand Revenue Generating Units (“RGUs”), reaching 15.6 million.
•	Revenue and OSI for our MSO operations increased by 2.0% and 0.3%, respectively, partly due to tough comps.

Sky
•	Total RGUs of 7.3 million, with 411 thousand net-disconnections of which 204 thousand were related to the clean-up of our video subscriber base.
•	Revenue and OSI fell by 8.7% and 24.8%, respectively, for a 34.1% margin.
•	Excluding World Cup related costs amortized in the third quarter, OSI would have declined by 12.9%, translating into a 39.5% margin.

Other Businesses
•	Strong growth at our Other Businesses segment driven by the economic reopening.
•	Solid revenue and OSI growth of 64.6% and 99.1% respectively, for a 21.9% margin.

Earnings Call Date and Time: Friday, October 28, 2022, at 9:00 A.M. ET.
Conference ID # is 5215348

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 1:00 P.M. ET with the access code #6154092 on October 28 and will end at midnight on November 11.

Consolidated Results

Mexico City, October 27, 2022 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa”, “the Group” or “the Company”), today announced results for the third quarter of 2022. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the TelevisaUnivision Transaction (as defined below) which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2022 and 2021, in millions of Mexican pesos:

	3Q’22	Margin	3Q’21	Margin	Change
		%		%	%
Net sales	19,251.7	100.0	18,590.1	100.0	3.6
Operating segment income[1]	7,037.1	36.4	7,539.0	40.3	(6.7)
1 The operating segment income margin is calculated as a percentage of segment net sales.
Net sales, increased by 3.6% to Ps.19,251.7 million in the third quarter of 2022 compared with Ps.18,590.1 million in the third quarter of 2021. This increase was driven by revenue growth at our Cable operations and the Other Businesses segment. Operating segment income decreased by 6.7%, translating into a 36.4% margin. Excluding the amortization of costs and expenses related to the transmission rights of the World Cup Qatar 2022 at Sky, operating segment income would have declined only by 3.1%, for a 37.9% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2022 and 2021, in millions of Mexican pesos:

	3Q’22	Margin	3Q’21	Margin	Change
		%		%	%
Net sales	19,251.7	100.0	18,590.1	100.0	3.6
Net income	1,302.7	6.8	1,067.7	5.7	22.0
Net income attributable to stockholders of the Company	1,118.4	5.8	760.6	4.1	47.0
Segment net sales	19,313.3	100.0	18,700.2	100.0	3.3
Operating segment income (1)	7,037.1	36.4	7,539.0	40.3	(6.7)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.1,118.4 million in the third quarter of 2022, compared to a net income of Ps.760.6 million in the third quarter of 2021. The increase of Ps.357.8 million reflected (i) a Ps.3,475.5 million decrease in finance expense, net; and (ii) a Ps.122.8 million decrease in net income attributable to non-controlling interests.

These favorable variances were partially offset by (i) a Ps.1,746.5 million decrease in income from discontinued operations; (ii) a Ps.664.5 million decrease in share of income of associates and joint ventures, net; (iii) a Ps.346.5 million increase in income taxes; (iv) a Ps.293.8 million decrease in income before depreciation and amortization; (v) a Ps.130.3 million increase in depreciation and amortization, and (vi) a Ps.58.9 million increase in other expense, net.

Third-quarter Results by Business Segment

The following table presents third quarter consolidated results ended September 30, 2022 and 2021, for each of our business segments. Consolidated results for the third quarter of 2022 and 2021 are presented in millions of Mexican pesos.

Net Sales	3Q’22%		3Q’21%		Change %
Cable	12,394.0	64.2	12,066.6	64.5	2.7
Sky	4,986.6	25.8	5,459.4	29.2	(8.7)
Other Businesses	1,932.7	10.0	1,174.2	6.3	64.6
Segment Net Sales	19,313.3	100.0	18,700.2	100.0	3.3
Intersegment Operations[1]	(61.6)		(110.1)
Net Sales	19,251.7		18,590.1		3.6

Operating Segment Income[2]	3Q’22	Margin %	3Q’21	Margin %	Change %
Cable	4,912.4	39.6	5,064.5	42.0	(3.0)
Sky	1,701.0	34.1	2,261.7	41.4	(24.8)
Other Businesses	423.7	21.9	212.8	18.1	99.1
Operating Segment Income	7,037.1	36.4	7,539.0	40.3	(6.7)
Corporate Expenses	(213.5)	(1.1)	(421.5)	(2.3)	49.3
Depreciation and Amortization	(5,169.8)	(26.9)	(5,039.5)	(27.1)	(2.6)
Other expense, net	(291.2)	(1.5)	(232.3)	(1.2)	(25.4)
Intersegment Operations[1]	(0.3)	(0.0)	(0.4)	(0.0)	25.0
Operating Income	1,362.3	7.1	1,845.3	9.9	(26.2)
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were approximately 339 thousand RGUs. We experienced sequential RGU growth in all services for the fourth quarter in a row. Broadband net additions accelerated to 96.2 thousand, making it the strongest of the last six quarters. Similarly, video net additions of 71.0 thousand maintained the positive trend experienced since the end of last year.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2022 and 2021.

RGUs	3Q’22 Net Adds	3Q’22	3Q’21
Video	71,047	4,405,695	4,155,529
Broadband	96,234	5,905,824	5,590,783
Voice	152,348	5,064,075	4,485,738
Mobile	19,173	213,527	138,979
Total RGUs	338,802	15,589,121	14,371,029

Third quarter sales increased by 2.7% to Ps.12,394.0 million compared with Ps.12,066.6 million in the third quarter of 2021. During the quarter, revenue at our MSO Operations grew by 2.0% year-on-year, while at our Enterprise Operations increased by 3.8%. Our MSO Operations experienced tough comparisons during the third quarter of 2022 due to the price increase we implemented in August of 2021, while this year we decided not to raise prices.

Third quarter operating segment income decreased by 3.0% to Ps.4,912.4 million compared with Ps.5,064.5 million in the third quarter of 2021. The margin reached 39.6%. During the quarter, year-on-year operating segment income growth of 0.3% at our MSO Operations was fully offset by an operating segment income decline of 26.8% at our Enterprise Operations. Profitability at our Enterprise Operations declined by 1,060 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during the third quarter of 2022.

The following tables set forth the breakdown of revenue and operating segment Income, excluding consolidation adjustments, for our MSO and Enterprise Operations for the third quarter of 2022 and 2021.

MSO Operations (1) Millions of Mexican pesos	3Q’22	3Q’21	Change %
Revenue	11,034.5	10,823.0	2.0
Operating Segment Income	4,596.7	4,583.4	0.3
Margin (%)	41.7	42.3

Enterprise Operations (1) Millions of Mexican pesos	3Q’22	3Q’21	Change %
Revenue	1,811.2	1,744.4	3.8
Operating Segment Income	461.3	629.9	(26.8)
Margin (%)	25.5	36.1
(1)
These results do not include consolidation adjustments of Ps.451.7 million in revenue nor Ps.145.6 million in Operating Segment Income for the third quarter of 2022, neither the consolidation adjustments of Ps.500.8 million in revenue nor Ps.148.8 million in Operating Segment Income for the third quarter of 2021. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Third quarter sales and operating segment income in our MSO Operations increased by 2.0% and 0.3%, respectively, mainly driven by the approximately 339 thousand RGUs net additions.

Our MSO Operations experienced tough comparisons during the third quarter of 2022 due to the price increase we implemented in August of 2021, while this year we decided not to raise prices.

Profitability at our MSO Operations declined by 60 basis points year-on-year. The main reason for this is that our net additions were almost ten times higher than those of the same quarter of last year translating into higher subscriber acquisition costs. In addition, inflationary pressures were not offset by price increases this year as we decided to keep pricing of our packages unchanged.

Third quarter sales in our Enterprise Operations increased by 3.8% and the operating segment income declined by 26.8%.

Despite the conclusion of the “Red Jalisco” project in 2021, we managed to grow revenue at our Enterprise Operations as we were able to win new projects.

However, our profitability declined by 1,060 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during the third quarter of 2022.

Sky

During the quarter, Sky had 411 thousand RGUs disconnections. This was mainly driven by the loss of 381 thousand video RGUs, of which 204 thousand were related to the clean-up of our base.

The following table sets forth the breakdown of RGUs per service type for Sky as of September 30, 2022 and 2021.

RGUs	3Q’22 Net Adds	3Q’22	3Q’21
Video	(380,767)	6,638,602	7,488,278
Broadband	(25,754)	667,013	722,481
Voice	(42)	489	649
Mobile	(4,626)	17,705	27,555
Total RGUs	(411,189)	7,323,809	8,238,963

Third quarter sales decreased by 8.7% to Ps.4,986.6 million compared with Ps.5,459.4 million in the third quarter of 2021, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages. This was partly offset by price increases implemented in March.

Third quarter operating segment income decreased by 24.8% to Ps.1,701.0 million compared with Ps.2,261.7 million in the third quarter of 2021, driven by the lower revenue and the amortization of some costs and expenses related to the transmission rights of the World Cup Qatar 2022. The margin was 34.1%. Excluding these extra costs and expenses, operating segment income would have declined by 12.9%, for a 39.5% margin.

Other Businesses

Third quarter sales increased by 64.6% to Ps.1,932.7 million compared with Ps.1,174.2 million in the third quarter of 2021. This increase was mainly explained by the ongoing economic reopening.

Third quarter operating segment income increased by 99.1% to Ps.423.7 million compared with Ps.212.8 million in the third quarter of 2021, reaching a margin of 21.9%.

Corporate Expense

Corporate expense decreased by Ps.208.0 million, or 49.3%, to Ps.213.5 million in the third quarter of 2022, from Ps.421.5 million in the third quarter of 2021. The decrease reflected primarily a lower non-allocated expense in our current business segments, as well as the favorable effect of rental income from our investment property.

Share-based compensation expense in the third quarter of 2022 and 2021 amounted to Ps.257.3 million and Ps.221.7 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.58.9 million, or 25.4%, to Ps.291.2 million in the third quarter of 2022, from Ps.232.3 million in the third quarter of 2021. This increase reflected primarily (i) the absence in the third quarter of 2022 of a Ps.207.6 million non-recurrent cash income received by us in the third quarter of 2021 in connection with tariff differences for interconnection services in our Cable segment; and (ii) an increase in other expense for legal and finance advisory professional services.

These unfavorable variances were partially offset by (i) a decrease in other expense related to a deferred compensation plan for certain officers of our Cable segment; and (ii) the absence in the third quarter of 2022 of surcharges and other penalties paid in the third quarter of 2021 in connection with income tax assessments of prior years in our Sky and Cable segments.

Other expense, net, for the third quarter of 2022, is comprised primarily of expenses related to legal and finance advisory professional services and a deferred compensation for certain officers of our Cable segment.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the three months ended September 30, 2022 and 2021.

Other (Expense) Income, Net	3Q’22	3Q’21
Cash	(139.5)	14.4
Non-cash	(151.7)	(246.7)
Total	(291.2)	(232.3)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the three months ended September 30, 2022 and 2021.

	3Q’22	3Q’21	Favorable (Unfavorable) change
Interest expense(1)	(2,300.1)	(2,269.6)	(30.5)
Interest income	688.5	204.0	484.5
Foreign exchange gain (loss), net	594.9	(2,188.9)	2,783.8
Other finance expense, net	(6.5)	(244.2)	237.7
Finance expense, net	(1,023.2)	(4,498.7)	3,475.5
(1) Interest expense for the three months ended September 30, 2022 and 2021, included (i) amortization of finance costs in the amount of Ps.98.7 million and Ps.23.4 million, respectively; and (ii) finance expense of Ps.57.9 for the repurchase of long-term debt in the third quarter of 2022.

Finance expense, net, decreased by Ps.3,475.5 million, or 77.3%, to Ps.1,023.2 million in the third quarter of 2022, from Ps.4,498.7 million in the third quarter of 2021.

This decrease reflected:

(i)
a Ps.2,783.8 million favorable change in foreign exchange gain or loss, net, resulting primarily from a lower foreign exchange loss in connection with a 0.3% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position in the third quarter of 2022, compared with a 3.7% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position in the third quarter of 2021;

(ii)	a Ps.484.5 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents in the third quarter of 2022; and

(iii)	a Ps.237.7 million decrease in other finance expense, net, resulting from a lower loss in fair value of our derivative contracts in the third quarter of 2022.

These favorable variances were partially offset by a Ps.30.5 million increase in interest expense, primarily due to finance expense in connection with our prepayment of long-term debt in the third quarter of 2022, which was partially offset by a decrease in interest expense derived from a lower average of principal amount of debt in the third quarter of 2022.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.664.5 million, to Ps.575.7 million in third quarter of 2022, from Ps.1,240.2 million in the third quarter of 2021. This decrease reflected primarily the absence in the third quarter of 2022 of the reversal of an impairment loss in TelevisaUnivision, Inc. or “TelevisaUnivision” (formerly known as Univision Holdings II, Inc.) that was recognized in our share of income of TelevisaUnivision in the third quarter of 2021, which effect was partially offset by a higher share of income of TelevisaUnivision in the third quarter of 2022, and the quarterly cash dividend paid to us from our investment in preferred shares of TelevisaUnivision.

Share of income of associates and joint ventures, net, for the third quarter of 2022, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes increased by Ps.346.5 million, to Ps.351.5 million in the third quarter of 2022, compared with Ps.5.0 million in the third quarter of 2021. This increase reflected a higher income tax base and an increase in our effective income tax rate.

Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), beginning in the first quarter of 2022, we present the results from disposed businesses as income from discontinued operations in our consolidated statements of income for the current period and for any comparative period presented.

Income from discontinued operations decreased by Ps.1,746.5 million, to Ps.739.4 million in the third quarter of 2022, from Ps.2,485.9 million in the third quarter of 2021. This decrease reflected primarily the absence in the third quarter of 2022 of net income of discontinued operations in connection with the TelevisaUnivision Transaction that was closed on January 31, 2022, which was partially offset by an increase in the net gain on disposition of discontinued operations.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.122.8 million, or 40.0%, to Ps.184.3 million in the third quarter of 2022, compared with Ps.307.1 million in the third quarter of 2021. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net income attributable to non-controlling interests for the third quarter of 2022, includes primarily net income attributable to non-controlling interests in our Cable and Sky segments.

Capital Expenditures

During the third quarter of 2022, we invested approximately U.S.$207.7 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the third quarter of 2022 and 2021.

Capital Expenditures Millions of U.S. Dollars	3Q’22	3Q’21
Cable	162.8	274.0
Sky	41.6	63.3
Other Businesses	3.3	3.6
Continuing operations	207.7	340.9
Discontinued operations	-	21.7
Total	207.7	362.6

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2022 and December 31, 2021. Amounts are stated in millions of Mexican pesos.

	September 30, 2022	December 31, 2021	Decrease
Current portion of long-term debt	1,000.0	4,106.4	(3,106.4)
Long-term debt, net of current portion	106,668.3	121,685.7	(15,017.4)
Total debt (1)	107,668.3	125,792.1	(18,123.8)
Current portion of long-term lease liabilities	1,217.0	1,478.4	(261.4)
Long-term lease liabilities, net of current portion	7,140.0	8,202.2	(1,062.2)
Total lease liabilities	8,357.0	9,680.6	(1,323.6)
Total debt and lease liabilities	116,025.3	135,472.7	(19,447.4)
(1) As of September 30 of 2022 and December 2021, total debt is presented net of finance costs in the amount of Ps.1,017.1 million and Ps.1,207.1 million, respectively.

In August 2022, we concluded a tender cash offer to repurchase an aggregate principal amount of U.S.$292.0 million of Senior Notes due in 2025, 2045 and 2049 for an aggregate amount of U.S.$300.3 million, including related accrued and unpaid interest of U.S.$5.5 million.

As of September 30, 2022, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.59,358.7 million. As of September 30, 2022, the non-current investments in financial instruments amounted to an aggregate of Ps.2,754.1 million.

Shares Outstanding

As of September 30, 2022 and December 31, 2021, our shares outstanding amounted to 330,472.1 million and 329,295.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,824.5 million and 2,814.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2022 and December 31, 2021, the GDS (Global Depositary Shares) equivalents outstanding amounted to 564.9 million and 562.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Reorganization Proposal

The Board of Directors of the Company approved a reorganization proposal to separate from Televisa some businesses that are part of its Other Businesses segment, including its futbol operations, the Estadio Azteca, the gaming operations, and publishing and distribution of magazines, as well as certain related assets and real estate (the “Spun-off Businesses”). The businesses of izzi and Sky, the Company’s investment in TelevisaUnivision, broadcasting concessions and infrastructure, as well as other assets and real estate related to these businesses, would remain in the Company. It is expected that this proposed reorganization is carried out through a spin-off (escisión) of the Company, creating a new controlling entity listed in the Mexican Stock Exchange that would hold the Spun-off Businesses, and that would have the same shareholding structure of Televisa.

Televisa considers that this plan will allow both the Company and the new entity resulting from the spin-off, to focus on their respective business models and growth opportunities, enhancing their ability to generate better conditions for access to capital, financing sources and investors, that are aligned with each business.

It is expected that the reorganization is completed in the first half of next year, which will be subject to several conditions, including compliance with applicable law, as well as obtaining all required corporate and regulatory authorizations, and the approval of the spin-off by the Company’s shareholders meeting.

Favorable Resolution on Declaration of Substantial Power

The Company, Televisa, S. de R.L. de C.V. and certain subsidiaries of the Company of the Cable and Sky segments (the “Complainants”) obtained favorable amparo resolutions from a Federal specialized judge, ruling the unconstitutionality of the determination by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones) of substantial power in the market of restricted television and audio services in 35 municipalities of the country; this, as a result of the acquisition of the residential optical fiber-to-the home and related assets from Axtel, S.A.B. de C.V. on 2018.

In case the authority challenges this resolution, the Complainants would continue defending the judgment and will seek to extend the effects of its protection.

Sustainability

During the quarter, MSCI upgraded the Televisa rating to “A” from “BBB” in 2021. According to MSCI, Televisa has shown improvements in labor management and business ethics practices, supporting their rating upgrade. MSCI is a leading provider of critical decision support tools and services for the global investment community.

Televisa has been nominated in ALAS20 Mexico 2022, in the categories “Leading Company in Sustainability” and “Leading Company in Investor Relations”. ALAS20 is a GOVERNART initiative that promotes sustainable development in Latin America through the evaluation, qualification, and recognition of excellence in public disclosure of sustainable development practices, corporate governance, and investor relations of companies in Chile, Brazil, Colombia, Spain, Mexico, and Peru.

Throughout 2022, Televisa's many sustainability efforts continued to be recognized globally. For example, The Company was ratified as a constituent of the S&P/BMV Total Mexico ESG Index, developed by S&P Dow Jones and the Mexican Stock Exchange and the Company received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy).

COVID-19 Impact

For the quarter ended September 30, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Most non-essential economic activities are open. Notwithstanding the foregoing, authorities may again impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2021, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases. Please see attached tables for financial information.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
 (Millions of Mexican Pesos)

	September 30,		December 31,
	2022		2021
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	53,912.5	Ps.	25,828.2
Trade notes and accounts receivable, net		9,505.1		13,093.0
Other accounts and notes receivable, net		604.7		1,026.2
Income taxes receivable		6,939.4		7,262.0
Other receivable taxes		5,996.9		9,418.0
Derivative financial instruments		37.3		0.1
Due from related parties		951.5		874.9
Transmission rights and programming		896.3		7,591.7
Inventories		2,114.1		2,212.9
Contract costs		1,757.1		1,782.7
Assets held for sale		4,698.3		-
Other current assets		2,456.2		4,169.3
Total current assets		89,869.4		73,259.0

Non-current assets:
Trade notes and accounts receivable, net of current portion		517.9		385.1
Due from related parties		6,191.5		-
Derivative financial instruments		579.3		133.2
Transmission rights and programming		1,022.8		12,841.0
Investments in financial instruments		2,759.3		6,076.1
Investments in associates and joint ventures		63,055.8		26,704.2
Property, plant and equipment, net		82,295.0		87,922.1
Investment property, net		2,894.0		-
Right-of-use assets, net		6,548.3		7,604.6
Intangible assets, net		41,106.2		42,255.9
Deferred income tax assets		16,068.8		33,173.1
Contract costs		3,559.1		3,215.6
Other assets		260.5		172.2
Total non-current assets		226,858.5		220,483.1
Total assets	Ps.	316,727.9	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Millions of Mexican Pesos)

	September 30,		December 31,
	2022		2021
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	1,000.0	Ps.	4,106.4
Interest payable		1,606.3		2,034.6
Current portion of lease liabilities		1,217.0		1,478.4
Derivative financial instruments		-		149.1
Trade accounts payable and accrued expenses		17,411.9		22,874.3
Customer deposits and advances		2,099.2		8,998.5
Advances from TelevisaUnivision		2,080.6		-
Income taxes payable		3,341.1		7,680.8
Other taxes payable		2,173.3		4,417.0
Employee benefits		1,332.4		2,332.3
Due to related parties		146.5		82.1
Liabilities related to assets held for sale		3,952.5		-
Other current liabilities		1,653.5		2,516.0
Total current liabilities		38,014.3		56,669.5
Non-current liabilities:
Long-term debt, net of current portion		106,668.3		121,685.7
Lease liabilities, net of current portion		7,140.0		8,202.2
Derivative financial instruments		-		23.8
Advance from TelevisaUnivision		5,249.9		-
Income taxes payable		-		104.8
Deferred income tax liabilities		2,633.0		2,210.7
Post-employment benefits		861.1		1,913.7
Other long-term liabilities		1,858.5		6,407.7
Total non-current liabilities		124,410.8		140,548.6
Total liabilities		162,425.1		197,218.1

EQUITY
Capital stock		4,836.7		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,726.5		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		85,297.0		80,023.4
Net income for the period		56,900.9		6,055.8
		144,336.9		88,218.2
Accumulated other comprehensive loss, net		(12,773.2)		(13,622.0)
Shares repurchased		(13,679.9)		(14,205.1)
		117,883.8		60,391.1
Equity attributable to stockholders of the Company		138,610.3		81,117.6
Non-controlling interests		15,692.5		15,406.4
Total equity		154,302.8		96,524.0
Total liabilities and equity	Ps.	316,727.9	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(Millions of Mexican Pesos)

	Three months ended September 30,						Nine months ended September 30,
		2022			2021			2022			2021
	(Unaudited)			(Unaudited)			(Unaudited)			(Unaudited)
Net sales	Ps.	19,251.7		Ps.	18,590.1		Ps.	56,394.3		Ps.	55,086.3
Cost of sales		12,229.1			11,505.9			35,904.1			34,788.9
Selling expenses		2,462.4			2,034.5			6,693.4			5,982.2
Administrative expenses		2,906.7			2,972.1			8,745.1			8,402.9
Income before other expense		1,653.5			2,077.6			5,051.7			5,912.3
Other expense, net		(291.2)			(232.3)			(500.4)			(588.2)
Operating income		1,362.3			1,845.3			4,551.3			5,324.1
Finance expense		(2,306.6)			(4,702.7)			(8,538.4)			(9,650.9)
Finance income		1,283.4			204.0			1,556.8			529.8
Finance expense, net		(1,023.2)			(4,498.7)			(6,981.6)			(9,121.1)
Share of income of associates and joint ventures, net		575.7			1,240.2			5,259.7			2,180.4
Income (loss) before income taxes		914.8			(1,413.2)			2,829.4			(1,616.6)
Income tax (expense) benefit		(351.5)			(5.0)			(984.3)			338.3
Net income (loss) from continuing operations		563.3			(1,418.2)			1,845.1			(1,278.3)
Income from discontinued operations, net		739.4			2,485.9			55,603.6			4,441.7
Net income	Ps.	1,302.7		Ps.	1,067.7		Ps.	57,448.7		Ps.	3,163.4

Net income attributable to:
Stockholders of the Company	Ps.	1,118.4		Ps.	760.6		Ps.	56,900.9		Ps.	2,357.9
Non-controlling interests		184.3			307.1			547.8			805.5
Net income	Ps.	1,302.7		Ps.	1,067.7		Ps.	57,448.7		s.	3,163.4

Basic earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	0.1	4	Ps.	(0.6	1)	Ps.	0.4	6	Ps.	(0.7	3)
Discontinued operations		0.2	6		0.8	9		19.6	4		1.5	8
Total	Ps.	0.4	0	Ps.	0.2	8	Ps.	20.1	0	Ps.	0.8	5

(1)
The Group’s comparative consolidated statements of income for the nine months ended September 30, 2022 and 2021, have been prepared to reflect the results from discontinued operations following the transaction closed by the Group with TelevisaUnivision on January 31, 2022. Accordingly, the consolidated statement of income for the nine months ended September 30, 2021, has been modified from that previously reported by the Company to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: October 28, 2022	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel